By EDGAR

May 12, 2014

Mark P. Shuman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Patent Properties, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed April 30, 2014 File No. 333-195190

Dear Mr. Shuman:

Patent Properties, Inc,. a Delaware corporation (the “Company”), hereby provides responses to comments issued in a letter dated May 9, 2014 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-195190) (the “Registration Statement”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	We note your response to prior comment 1 that you have 17,695,786 shares of voting and non-voting common equity held by non-affiliates. Please provide us a detailed explanation as to how you calculated the shares and which shareholders you excluded as affiliates. We note that Jay Walker, the Executive Chairman of the Board of Directors, and his affiliate, Walker Digital, LLC, hold 82.5% of the common stock and 100% of the Series B convertible preferred stock. We further note that the Form 10-K for the fiscal year ended December 31, 2013 indicates that the aggregate market value held by non-affiliates on June 30, 2013 was $10,324,541.

RESPONSE: As requested,the 17,695,786 shares of voting and non-voting common equity held by non-affiliates was calculated as set out below:

Shares of voting and non-voting equity securties outstanding as of April 9, 2014: 20,741,572 shares of common stock + 14,999,000 shares of Series B preferred stock = 35,740,572 shares.

Exclude shares held by affiliates:

Mark P. Shuman

U.S. Securities and Exchange Commission

May 12, 2014

Mr. Jay Walker – 2,358,500 shares of common stock and 14,999,000 shares of Series B preferred stock = 17,357,500 shares

Dr. Harvey Schiller – 687,286 shares of common stock

Total shares of voting and non-voting equity securties held by non-affiliates: 17,695,786 shares

Undertakings, page II-3

2.	Please refer to prior comment 3 and revise to exclude the undertakings that are not applicable to your offering. In this regard, we note that the undertaking in paragraph 5 relating to Rule 430B is not applicable to your filing because you have not omitted any information from the prospectus. Further, it appears that the undertaking in paragraph 6 relating to the primary offering of securities is not applicable to this registration statement for the resale of securities by selling stockholders.

RESPONSE: The undertakings included in Part II have been revised as requested by the Staff.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan A. Siegel
Jonathan A. Siegel
Chief Administrative Officer and General Counsel